

June 12, 2023

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

> **Re: J-Star Holding Co., Ltd.**
> **Amendment No. 10 to Registration Statement on Form F-1**
> **Filed May 24, 2023**
> **File No. 333-263755**

Dear Jing-Bin Chiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2023 letter.

Amendment No. 10 to Registration Statement on Form F-1 filed May 24, 2023

Unaudited Pro Forma Consolidated Balance Sheet, page 57

1. Refer to our prior comment number five. It appears the total adjustment to Accumulated Deficit should equal the Profit (Loss) after Income Tax under the Adjustments column on page 58. Please explain why they are not equal or alternatively, modify your presentation accordingly.

Notes to Unaudited Pro Forma Consolidated Financial Statements
Pro Forma Adjustment (c), page 59

2. We note that the adjustment (c) in Other Equity Interest, exceeded the Other Equity Interest balance as of December 31, 2022, on page 57. Regarding your pro forma adjustments (c) and (l), please explain to us your adjustments and whether your adjustments are consistent with paragraphs 23, 32 and 48 of IAS 21.

General

3. Please tell us why the disclosure about the opinion on the cover page and the information in Item (2) on page 3 of Exhibit 5.3 that the Offering "does not constitute an indirect overseas offering and listing by PRC domestic companies" and that the Company is "not required to complete the filing procedures" is not consistent with the information on page 14 of Exhibit 5.3 that "we are of the opinion that, from a **substantive standpoint**, this offering and listing of securities by J-Star is unlikely to be deemed as an indirect overseas offering and listing by a domestic company."

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel, Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.